1/18


05005414

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evergreen Forests Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4114 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 1/27/05


EVERGREEN
FORESTS
LIMITED

ANNUAL REPORT 2004

FINANCIAL SUMMARY for the years ended 30 June

NZ$ 000'S (UNLESS OTHERWISE STATED)	2004	2003	2002	2001	2000	1999
Operating revenue	40,247	40,100	[illegible]	33,101	19,606	8,811
Operating profit (ex revaluation of forests)	(1,226)	7,305	6,968	6,508	5,159	3,091
Net surplus/(deficit)	(12,026)	(36,484)	6,746	5,044	5,152	3,091
Equity	80,837	90,459	123,540	114,347	104,433	99,281
Shares on issue (number in 000's)	155,703	151,629	[illegible]	140,734	131,434	131,434
Independent forest valuation	120,211	141,900	162,400	157,400	148,557	129,886
Net asset backing per share	$0.52	$0.60	$0.85	$0.81	$0.79	$0.76
AS AT CLOSE OF DAY – 30 JUNE						
Share price	$0.38	$0.50	$0.65	$0.53	$0.45	$0.44
Convertible note price	$1.28	$1.30	$1.28	$1.10	$1.05	$1.03
NZSX 40 Index		2,143	2,068	2,086	2,062	2,136
NZX 50 Index	2,696					
Ten year government stock interest rate	6.35%	5.37%	7.20%	6.74%	6.78%	6.63%
90 day bank bill interest rate	6.20%	5.25%	5.97%	5.81%	6.90%	4.76%
NZD/USD exchange rate	0.6280	0.5835	0.4867	0.4030	0.4679	0.5363
NZD/AUD exchange rate	0.9098	0.8738	0.8627	0.7940	0.7768	0.8152
NZD/JPY exchange rate	69.34	69.70	58.23	50.65	49.68	64.91

[illegible]

LAND AND FOREST HOLDINGS as at 30 June 2004, in hectares (area)

	LEGAL	PLANTABLE	NET STOCKED AREA
Northland	7,243	6,479	5,949
South Auckland	5,028	3,480	2,898
East Coast NI	13,345	9,531	9,290
South Island	254	208	143
Total owned	25,870	19,698	18,280
Forestry rights: South Island	1,592	1,232	1,182
Area awaiting replanting	N/A	N/A	780
Total area	27,462	20,930	20,242

AT A GLANCE


LAND AND FOREST HOLDINGS Net stocked area as at 30 June 2004
NORTHLAND 5,949 HA
WHANGAREI
AUCKLAND
TAURANGA
SOUTH AUCKLAND 2,898 HA
GISBORNE
EAST COAST NORTH ISLAND 9,290 HA
NAPIER
NELSON
GREYMOUTH
WEST COAST
SOUTH ISLAND
1,325 HA

STATISTICS AND CONVERSIONS

- 1 hectare (ha) = 100 metres x 100 metres
- 1 cubic metre (m^3) = 1m x 1m x 1m
- 2.36 cubic metres = 1 thousand board foot (MBF) lumber measurement basis
- 1 cubic metre (m^3) of radiata pine (green, undried) weighs between 1 and 1.1 tonnes (1,000 and 1,100 kg)
- 1 hectare (ha) = 2.47 acres
- 5 cubic metres = 1 MBF (approx) log measurement basis




CHAIRMAN'S REPORT

EVERGREEN FORESTS LIMITED YEAR-END AFTER TAX LOSS IS $12.026M WITH A MODEST $1.125M RECOVERY IN THE SECOND HALF YEAR. THE RESULT REFLECTS FURTHER NEGATIVE VALUE ADJUSTMENTS TO FOREST ASSETS IN DECEMBER 2003 AND REPORTED IN THE INTERIM ACCOUNTS TO THAT DATE. THE COMPANY ADOPTED VALUATION ACCOUNTING FROM JUNE 2003 SO ALL VALUATION CHANGES ARE NOW RECORDED ON AN AFTER TAX BASIS THROUGH THE OPERATING STATEMENT OF FINANCIAL PERFORMANCE.

TRADING CONDITIONS

Market conditions were testing through the second six months to 30th June 2004 with pruned log and export markets most affected. NZ dollar receipts for export logs were impacted by strength in our currency, continuing high shipping costs and some changes in demand from traditional offshore markets through alternative supply options. The consequence of these changes is shown in the following Export Market Situation Update table.

Evergreen harvesting operations achieved budget in terms of volume and grade recovery, however realised price for products was some 22% less than our expectations.

Evergreen's harvesting and marketing subsidiary aligned production to market demand with an increased proportion of sales to domestic customers over the year.

Forestry New Zealand traded at budget and provided additional revenue streams through purchasing stumpage and third-party log procurement activities.

EXPORT MARKET SITUATION UPDATE Prices and cost in $/m3

LOG GRADE	PRUNED			A GRADE		
PERIOD	**06/03**	**12/03**	**06/04**	**06/03**	**12/03**	**06/04**
USD Price[1]	$107	$135	$133	$67	$103	$86
Shipping	$26	$40	$42	$26	$40	$42
USD/NZD[2]	0.583	0.654	0.64	0.583	0.654	0.64
NZD Price[3]	$139	$145	$142	$70	$96	$69
NZD Costs	$60	$60	$60	$50	$50	$50
Net Margin	$79	$85	$82	$20	$46	$19

1. Free on board in discharge port. 2. 8 week average rate. 3. Free on board in New Zealand.

FOREST VALUATION

New Zealand dollar price recovery is the principal driver of forest valuation. The decline in prices has impacted all forest owners and there remains some concern that the factors of currency and shipping costs continue to have a negative impact. Recent trends suggest each of these factors may undergo some correction in the near term and if that is so, then NZ$ receipts should improve.

Evergreen Forests Limited continues to engage external specialist valuers who are able to have regard to current prices and forest transactions as well as make a judgement about future trends. Jaakko Pöyry Consulting (JPC) have factored in more modest future price improvement to their valuation but have retained a quite conservative 10% discount rate in their assessments. This rate was first introduced in December 2003.

Valuation changes and impact on Net Asset Value is shown in the following tables.

EVERGREEN FORESTS NTA

	30 June 04	30 June 03
Undiluted		
Net Asset Value before deferred tax	$0.574	$0.700
Net Asset Value after deferred tax	$0.520	$0.600
Fully diluted (allowing for all convertible instruments converting into shares)		
Net Asset Value before deferred tax	$0.570	$0.660
Net Asset Value after deferred tax	$0.520*	$0.590

*No dilution expected as conversion price is higher than NTA.

NET ASSET VALUE PER SHARE (UNDILUTED)[1] as at 30 June 2004

Value of Evergreen's ordinary shares based on independent valuation of forests with different price growth and discount rate assumption

	REAL PRICE INCREASE[2]				
DISCOUNT RATE[3]	-Two%	-One%	Nil%	One%	Two%
Nine per cent	$0.37	$0.52	$0.68	$0.86	$1.06
Ten per cent	$0.31	$0.44	$0.57	$0.73	$0.90
Eleven per cent	$0.26	$0.37	$0.49	$0.62	$0.77

1. Before deferred tax. 2. Per annum, over the ten-year period 2009 to 2019. 3. Pre-tax, real.

FOREST VALUE: DISTRIBUTION BY LOG TYPE


VALUE
(Excluding Pulp)
0% PULP
55%
SAWLOG
45%
PRUNED
VOLUME
Log Grade
20%
PULP
66%
SAWLOG
14%
PRUNED

FOREST VALUE DISTRIBUTION BY AGE


Proportion of trees over 20 years of age
44.60%
Proportion of trees over 25 years of age
25.40%

The tables on this page are sourced from the Jaakko Pöyry Consulting Forest Valuation as at 30 June 2004.

The supplementary Forest information on page 8 outlines essential impacts of valuation changes and sensitivities.

HARVEST PROFILE


Cubic Metres '000
600
500
400
300
200
100
0
1999 actual
2000 actual
2001 actual
2002 actual
2003 actual
2004 actual
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

OUTLOOK

There has been significant offshore investment in New Zealand forest-lands over the last year. There are signs of confidence that NZ$ prices will improve and as a result, so will forest values. However considerable uncertainty remains with log supply to export markets still influenced by currency and shipping, and irregular demand in our main export markets.

Domestic unpruned log markets have been strong over much of the year and with both the New Zealand and Australian economies prospectively strong in to 2005, these markets should be stable.

The domestic pruned log market improved in the last quarter following a recovery in the US appearance grade lumber market.

We expect to harvest a similar volume (2003/4 - 313,496 tonnes) in 2004/5, while retaining some flexibility to meet changes in market demand. This level of harvest will be consistent with sustainable volumes as detailed in the profile summary.

Forestry New Zealand Limited will continue to be involved in third party procurement activities as a means of extending its market influence and support the stumpage return for Evergreen's production.

EXTERNAL REVIEW

Shareholders have been informed of the review outcome and implementation of recommendations has been completed as far as structure is concerned. Steps to improve the company's balance sheet strength will take a little longer to effect but the strategy to achieve a stronger balance sheet with less debt remains at the heart of our objectives.

Ongoing costs at the corporate level are now less than 1% of assets under management and costs in all areas have been rigorously reviewed. The low cost strategy will continue with the underlying assumption that the company will manage its current asset base and seek to sell non-core peripheral assets to reduce debt.

THE YEAR AHEAD

Evergreen Forests Limited remains as the only listed pure-play forestry company in the New Zealand market. It has addressed its cost base and has now a continuing structure that compares favourably with what we understand to be the cost to investors in private equity forest investments.

The steps planned for this year through sale of non-core properties will, should these be accomplished, enhance the financial structure of the company and allow a range of future options to be considered.

GOVERNANCE

Two directors retired this year and I would like to thank Bill Falconer and Jim McLay for their support and contribution. With management changes through the review process, the continuing Board has accepted an increased work-load and with very positive support from our management team, the Board is confident we can maintain a low cost but very effective ongoing administration.

SHAREHOLDERS

This has been a trying time for our patient shareholders, many of whom have been with the company since its inception. The Board has taken some decisive steps with its intentions confirmed by an external review process.

This is a first step and the Board will this year consider how shareholder longer-term values may be realised. An underlying improvement in market conditions for the sector will be a precursor to valuation improvement and to market sentiment.



P D Wilson

Chairman

20 September 2004

SUPPLEMENTARY FOREST INFORMATION

Evergreen's forests were independently valued at 30 June 2004 by Jaakko Pöyry Consulting (Asia-Pacific) Limited. The net present value, or "expectation value", approach was used, whereby projected future net cash flows were discounted to provide a current market value of the collective forest and land resource. An estimate of the land value was then subtracted to provide a value of the tree crop. The following process was adopted in the valuation methodology:

- A stand-based approach was employed whereby stands are scheduled to be harvested at or near their optimum economic rotation age.
- The cash flows are those arising from the current rotation of trees only. No account was taken of revenues or costs from re-establishment following harvest, or of land not yet planted.
- The cash flows have been derived on a pre-tax basis. The impact of income taxation is recognised in the transaction-implied discount rate.
- The cash flows have been prepared in real terms, excluding the effects of inflation.

EFFECT OF LOG PRICE ASSUMPTIONS ON TREE CROP VALUE - NZ$ M

DISCOUNT RATE APPLIED TO REAL PRE-TAX CASH FLOWS	REAL ANNUAL CHANGE IN LOG PRICE - [illegible]				
	-2%	-1%	0%	1%	2%
			VALUE - $NZD M		
9%	88.7	111.11	136.14	164.34	196.21
10%	79.64	98.80	120.21	144.38	171.59
11%	71.69	88.08	106.55	127.30	150.64

LOG GRADE	JAN-MAR 2004 [illegible]	PRICES APPLIED DURING YEAR ENDING 30 JUNE				
		2005	2006	2007	2008	2009+
Pruned	120 – 144	146	153	161	166	170
High Quality Unpruned	88 – 112	107	112	118	118	118
Export – A	71 – 88	82	88	92	94	94
Export – K	59 – 77	70	74	79	82	82
Domestic – S1/S2	75 – 92	87	89	89	89	89
Industrial/Packaging	59 – 73	63	67	72	74	74
Pulpwood	39 – 49	45	45	45	45	45

AWG = at wharf gate, AMG = at mill gate.

PERIOD	PRUNED LOGS	SAWLOGS	PULP LOGS	TOTAL
2005-2009	238,871	1,261,242	486,906	1,987,019
2010-2014	196,626	1,029,734	389,626	1,615,986
2015-2019	342,758	1,325,359	436,201	2,104,318
2020-2024	676,582	3,147,253	851,150	4,674,985
2025-2029	194,854	1,229,900	281,758	1,706,512
2030-2034	52,491	143,797	44,808	241,096
Total	1,702,182	8,137,285	2,490,449	12,329,916

VALUE DISTRIBUTION BY AGE CLASS

AGE AT 30 JUNE 2004	STOCKED AREA HA	TREE CROP VALUE $NZD M	PROPORTION BY VALUE
0–4 years	2237.4	0.1	0%
5–9 years	6955.8	25.2	21%
10–14 years	2820.6	15.5	13%
15–19 years	2492.0	21.5	18%
20–24 years	1911.5	21.4	18%
25 years and over	3044.1	36.5	30%
Total	19461.4	120.2	100%

The tables on this page are derived from the Jaakko Pöyry Consulting Forest Valuation as at 30 June 2004.


EVERGREEN
FORESTS
LIMITED

FINANCIAL STATEMENTS 2004

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors are responsible for ensuring that the financial statements give a true and fair view of the financial position of the Company and the Group as at 30 June 2004 and their financial performance and cash flows for that year.

The Directors consider that the financial statements of the Company and Group have been prepared using appropriate accounting policies, consistently applied and supported by reasonable judgements and estimates and all relevant reporting and accounting standards have been followed.

The Directors believe that they have ensured that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of the Company and the Group and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The Directors consider that they have taken adequate steps to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

The Directors are pleased to present the Financial Statements of Evergreen Forests Limited for the year ended 30 June 2004.

P D Wilson
DIRECTOR

P L Fowler
DIRECTOR

For and on behalf of the Board of Directors who authorised these financial Statements for issue on 27 August 2004.

CONTENTS

AUDITORS' REPORT for the year ended 30 June 2004



To the Shareholders of Evergreen Forests Limited

We have audited the financial statements on pages 11 to 25. The financial statements provide information about the past financial performance and cash flows of the Company and Group for the year ended 30 June 2004 and their financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 14 to 16.

Directors' Responsibilities

The Company's Directors are responsible for the preparation and presentation of financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2004 and their financial performance and cash flows for the year ended on that date.

Auditors' Responsibilities

We are responsible for expressing an independent opinion on the financial statements presented by the Directors and reporting our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

(a) the significant estimates and judgements made by the Directors in the preparation of the financial statements; and

(b) whether the accounting policies are appropriate to the circumstances of the Company and Group, consistently applied and adequately disclosed.

We have conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no relationship with or interests in the Company or any of its subsidiaries other than in our capacity as auditors.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

(a) proper accounting records have been kept by the Company as far as appears from our examination of those records; and

(b) the financial statements on pages 11 to 25:

  (i) comply with generally accepted accounting practice in New Zealand, and

  (ii) give a true and fair view of the financial position of the Company and Group as at 30 June 2004 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 27 August 2004 and our unqualified opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants — Auckland

STATEMENTS OF FINANCIAL PERFORMANCE for the year ended 30 June 2004

IN NZ $000'S	Note	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
CONTINUING ACTIVITIES					
Operating revenue	1	40,247	40,100	7,110	41,302
Operating expenses	1	(41,473)	(32,795)	(12,139)	(35,667)
Revaluation of forests	8/17	(17,298)	(27,787)	(3,618)	3,489
Net operating surplus/(deficit)		(18,524)	(20,482)	(8,647)	9,124
Write-off of convertible notes issue costs	5	-	(918)	-	(918)
Net surplus/(deficit) before taxation		(18,524)	(21,400)	(8,647)	8,206
Taxation	2	6,498	(15,084)	3,104	(12,625)
Net surplus/(deficit) after taxation		(12,026)	(36,484)	(5,543)	(4,419)

STATEMENTS OF MOVEMENTS IN EQUITY for the year ended 30 June 2004

IN NZ $000'S	Note	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Net surplus/(deficit) after taxation		(12,026)	(36,484)	(5,543)	(4,419)
Total recognised revenues & expenses		(12,026)	(36,484)	(5,543)	(4,419)
Distributions to owners					
Repurchase of shares	3	-	(172)	-	(172)
Contributions by owners					
Shares issued	3	2,404	3,575	2,404	3,575
Net change in equity		(9,622)	(33,081)	(3,139)	(1,016)
Equity at the beginning of the year		90,459	123,540	100,847	101,863
Equity at the end of the year		80,837	90,459	97,708	100,847

STATEMENTS OF FINANCIAL POSITION as at 30 June 2004

IN NZ $000'S	Note	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
EQUITY					
Attributable to parent company shareholders	3	**80,837**	90,459	**97,708**	100,847
Total equity		**80,837**	90,459	**97,708**	100,847
CONVERTIBLE INSTRUMENTS					
Convertible redeemable preference shares	4	**700**	1,293	**700**	1,293
Ten year zero coupon convertible notes	5	**25,278**	25,882	**25,278**	25,882
		25,978	27,175	**25,978**	27,175
NON CURRENT LIABILITIES					
Borrowings	6	**51,758**	54,198	**50,198**	52,638
Provision for deferred taxation	2	**8,580**	15,078	**9,521**	12,625
		60,338	69,276	**59,719**	65,263
CURRENT LIABILITIES					
Payables & accruals	7	**4,997**	5,304	**3,838**	4,303
Borrowings	6	**1,250**	-	**1,250**	-
		6,247	5,304	**5,088**	4,303
Total liabilities & equity		**173,400**	192,214	**188,493**	197,588
NON CURRENT ASSETS					
Land	8	**26,894**	27,400	**24,178**	24,193
Roading and land improvements	8	**2,894**	3,240	**2,861**	3,228
Forests	8	**119,652**	141,900	**43,328**	46,946
Fixed assets	9	**1,966**	2,290	**210**	375
Investments	10	**2,029**	3,802	**20,028**	21,801
Advances	11	**1,511**	2,116	**1,511**	2,116
Deposits with bank		**500**	-	**500**	-
		155,446	180,748	**92,616**	98,659
CURRENT ASSETS					
Cash and short term deposits		**5,211**	6,635	**5,091**	6,041
Other short term deposits with bank		**1,500**	-	**1,500**	-
Receivables, prepayments and inventories	12	**11,243**	4,831	**89,286**	92,888
		17,954	11,466	**95,877**	98,929
Total assets		**173,400**	192,214	**188,493**	197,588

STATEMENTS OF CASH FLOWS for the year ended 30 June 2004

IN NZ $000'S	Note	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash was provided by (applied to):					
Receipts from customers		34,347	35,770	2,363	552
Payments to suppliers and employees*		(31,727)	(27,455)	(3,547)	(258)
Interest received		398	354	406	308
Interest paid**		(2,545)	(456)	(1,842)	(357)
Net cash flows from operating activities	14	473	8,213	(2,620)	245
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash was provided by (applied to):					
Proceeds from sale of assets		385	13	36	505
Acquisition of fixed assets		(82)	(2,037)	(82)	(851)
Acquisition and development of forests*		-	(2,847)	-	(2,847)
Interest paid**		-	(3,340)	-	(3,340)
Advances and loans to subsidiaries		-	-	3,916	5,332
Loans and advances		605	(80)	605	(121)
Other investments		-	(19)	-	-
Bank deposits		(2,000)	-	(2,000)	-
Sale of forests		-	-	-	2,092
Nuhaka distributions - capital & sale of units		821	1,083	821	1,083
Net cash flows from investing activities		(271)	(7,227)	3,296	1,853
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash was provided by (applied to):					
Proceeds from/(paid) term borrowings		(1,100)	2,799	(1,100)	2,049
Proceeds from/(redeemed) convertible preference shares		(593)	223	(593)	223
Share issues/(repurchases)		67	(172)	67	(172)
Net cash flows from financing activities		(1,626)	2,850	(1,626)	2,100
NET INCREASE (DECREASE) IN CASH HELD		(1,424)	3,836	(950)	4,198
Add cash at beginning of year		6,635	2,799	6,041	1,843
Total cash at the end of the year		5,211	6,635	5,091	6,041

* Payments to suppliers and employees includes $1.9 million in respect of development forests in accordance with NZIAS 41, comparative for which was included in investing activities in 2003.

** Interest paid includes $2.1 million in respect of development forests in accordance with NZIAS 41, comparative for which was included in investing activities in 2003.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES for the year ended 30 June 2004

A] BASIS OF PREPARATION

Reporting Entity

Evergreen Forests Limited, registered under the Companies Act 1993, is listed on the New Zealand Stock Exchange and is an issuer in terms of the Securities Act 1978. The financial statements are prepared in accordance with the Financial Reporting Act 1993 and the Companies Act 1993. The financial statements presented are those for Evergreen Forests Limited (the Company) and the Evergreen Forests Group (the Group). The Group consists of the Company and its subsidiaries. The Charging Group consists of the Company and all its subsidiaries excluding Forestry New Zealand Limited.

Measurement Base

The financial statements are prepared on the basis of historical cost with the exception of forest assets, which are recorded at fair value less estimated point of sale costs at the point of harvest.

Changes in Accounting Policies

All policies have been applied on bases consistent with those used in the previous year.

B] BASIS OF RECOGNISING COMPONENTS OF THE FINANCIAL STATEMENTS

The following general accounting policies are adopted:

Assets

A transaction results in an asset being recognised in the statement of financial position when it will probably give rise to ongoing benefits, and those benefits can be measured with reliability.

Liabilities

A transaction results in a liability being recognised in the statement of financial position when it will probably give rise to the need to realise assets in the future, and those realisations can be measured with reliability.

Revenue

Revenue is recognised in the statement of financial performance when a transaction gives rise to an increase in the value of net assets, and the increase can be measured with reliability.

Expenses

An expense is recognised in the statement of financial performance when a transaction results in a decrease in the value of net assets, and that decrease can be measured with reliability.

Classification of Assets and Liabilities Between Current and Non Current

An amount is classified as current when it is expected to be settled or extinguished within one year of the date of the financial statements. All other amounts are classified as non current.

C] BASIS OF PREPARING GROUP FINANCIAL STATEMENTS

The Group financial statements consolidate the financial statements of subsidiaries, using the purchase method.

All intercompany balances and transactions are eliminated on consolidation. Unrealised gains or losses resulting from intercompany transactions are eliminated on consolidation.

All Group companies have a 30 June balance date.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES for the year ended 30 June 2004

D] VALUATION OF ASSETS

Land, Permanent Roading, Land Improvements and Other Fixed Assets

Land is recorded at cost. Permanent roading, land improvements, and other fixed assets are recorded at cost less depreciation.

Forest Assets

The forest assets are now recorded at fair value less estimated point of sale costs, as required by New Zealand International Accounting Standard NZIAS 41 (formerly these requirements were part of Exposure Draft 90 on Agriculture), issued by the Institute of Chartered Accountants of New Zealand, on the basis of an independent valuation. Any changes in the forest asset values are reflected in the statement of financial performance.

Depreciation

Depreciation is provided on a straight line basis on fixed assets other than forests and freehold land, at rates calculated to allocate the assets' cost less estimated residual value, over their estimated useful lives.

The major classes of fixed assets and estimated useful lives are:

- *Permanent roading and land improvements*	5-25 years
- Buildings	50 years
- Plant and machinery	10-25 years
- Office equipment	5-15 years

Disposal of Fixed Assets

Where a fixed asset is disposed of, the profit recognised in the statement of financial performance is calculated as the difference between the sale price and the carrying value of the fixed asset adjusted for depreciation.

Accounts Receivable

Accounts receivable are valued at estimated realisable value.

Inventories

Inventories are recognised at the lower of cost, determined on a first-in first-out basis, and net realisable value.

Investments

Investments in subsidiaries and other investments are stated at cost. Where the estimated recoverable amount of the investment is less than its carrying amount, the investment is written down. The impairment loss is recognised in the statement of financial performance. Distributions of a capital nature are applied to reduce the carrying value of investments.

E] TAXATION

Income tax expense is recognised on the accounting surplus/(deficit) before taxation adjusted for permanent differences between accounting and tax rules.

Deferred tax is calculated using the comprehensive basis under the liability method. The liability method involves recognising the tax effect of all timing differences between accounting and taxable income as a deferred tax asset or liability in the statement of financial position.

A deferred tax asset, or the effect of losses carried forward, that exceed the deferred tax liability, is recognised in the financial statements only where there is virtual certainty that the benefit of the timing differences, or losses, will be utilised.

F] LEASE COSTS

Payments made under operating leases are recognised in the statement of financial performance.

G] FOREIGN CURRENCY

Transactions covered by short term forward exchange contracts are translated and reported at the exchange rates specified in the contract.

Other foreign currency transactions are translated to New Zealand currency at the exchange rates ruling at the dates of the transactions. At balance date, amounts receivable and payable in foreign currencies are translated at the exchange rate ruling at that date. Exchange rate differences arising on the translation of amounts payable and receivable in foreign currencies are recognised in the statement of financial performance.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES for the year ended 30 June 2004

H] DERIVATIVE FINANCIAL INSTRUMENTS

The Group can use derivative financial instruments such as forwards, swaps, options and futures to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

Financial instruments that are designated as hedges of specific exposures are recognised on the same basis as the hedged items. The net differential paid or received on swaps is recognised as a component of interest expense or revenue over the period of the agreement. Premiums paid on options, and net settlements of other derivatives, are amortised over the life of the underlying hedged item or the period hedged.

Derivative financial instruments that do not constitute hedges are stated at market value and any resultant gain or loss is recognised in the statement of financial performance.

Where a derivative financial instrument, which is a hedge of an anticipated transaction, is terminated early but the anticipated transaction is still expected to occur, the deferred gain or loss that arose prior to termination continues to be deferred and is recognised as part of the transaction when it occurs. If the transaction is no longer expected to occur, the deferred gain or loss is recognised in the statement of financial performance.

I] EMPLOYEE BENEFITS

A liability for annual leave accruing to employees is recognised in the statement of financial position.

J] COMPARATIVES

Certain comparative information has been reclassified in order to provide a more consistent basis for comparison.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Note 1. OPERATING REVENUE AND EXPENSES				
Operating revenue includes:				
Forest revenue - owned estate	**28,656**	33,976	**2,346**	412
Third party trading revenue	**6,546**	2,342	**-**	-
Interest income	**398**	354	**406**	308
Forest exchange gain	**3,123**	2,111	**3,046**	2,087
Unrealised foreign exchange gain on borrowings	**1,234**	1,317	**1,234**	1,317
Net surplus on sale of assets	**220**	(41)	**39**	(41)
Other revenue	**70**	41	**39**	41
Sale of forestry rights	**-**	-	**-**	37,178
	40,247	40,100	**7,110**	41,302
Operating expenses include:				
Fees paid to parent company auditors:				
Audit	**39**	39	**28**	29
Other services	**1**	1	**1**	1
Increase/(decrease) in provision for doubtful debts	**-**	8	**-**	-
Depreciation	**519**	454	**340**	334
Directors' fees	**110**	93	**110**	93
Interest	**5,421**	456	**4,719**	357
Rental expenses	**72**	87	**72**	87
Operating lease expenses	**167**	166	**10**	100
Write-down of Nuhaka Forestry Fund Investment	**952**	1,086	**952**	1,086
Restructuring costs	**420**	-	**420**	-
Cost of forest sold	**-**	-	**-**	31,233
Other operating expenses	**33,772**	30,405	**5,487**	2,347
	41,473	32,795	**12,139**	35,667
Note 2. TAXATION				
a] Income tax expense				
Surplus/(deficit) before taxation	**(18,524)**	(21,400)	**(8,647)**	8,206
Prima facie income tax expense calculated at 33% (2003: 33%) on the surplus/(deficit) before taxation	**6,113**	7,062	**2,854**	(2,708)
Adjusted for the tax effect of:				
Permanent differences	**(232)**	(376)	**(366)**	(376)
Timing differences reversing	**478**	(5,866)	**477**	3,311
Prior year adjustments	**139**	(820)	**139**	(227)
	6,498	-	**3,104**	-
Deferred tax provision at year end	**-**	(15,084)	**-**	(12,625)
Total tax credit/(charge) reported	**6,498**	(15,084)	**3,104**	(12,625)
Current taxation	**-**	-	**-**	-
Deferred taxation	**6,498**	(15,084)	**3,104**	(12,625)

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
b] Imputation credits	6	6	-	-
c] Tax losses				
Tax losses available for set off against future assessable income and adjusted within the deferred tax provision at balance date:				
- Tax losses	23,167	9,970	5,799	1,328
Tax savings thereon	7,645	3,290	1,914	438

The ability to utilise these tax losses depends on the generation of sufficient assessable income in future years and shareholder continuity.

d] Deferred taxation				
Balance at the beginning of the year	(15,078)	-	(12,625)	-
Movements during the year (adjusted for imputation credits)	6,498	(15,078)	3,104	(12,625)
Balance at end of year	(8,580)	(15,078)	(9,521)	(12,625)
Note 3. EQUITY				
Share capital	110,377	107,973	110,377	107,973
Retained earnings/(accumulated losses)	(29,540)	(17,514)	(12,669)	(7,126)
Balance at end of year	80,837	90,459	97,708	100,847

Shares	**Number**	**Number**	**Value**	**Value**
Opening balance	151,629,074	145,807,541	107,973	104,570
Conversions during the year @ $0.55 per share	4,248,426	6,500,003	2,337	3,575
Issued during the year @ $0.495 under employees incentive scheme	137,412	-	67	-
Cancelled during the year	(311,607)	(678,470)	-	(172)
	155,703,305	151,629,074	110,377	107,973

Options

At year end, 206,000 options were on issue, pursuant to the executive share option scheme. The number of options that may be exercised will vary depending on the performance of the Company. At 30 June 2004, 40,000 options maturing on 30 June 2005 and 166,000 options maturing on 30 June 2006 are exercisable. The options do not carry dividend or voting rights, or rights to attend meetings of the Company. Entitlements to bonus and rights issues accumulate during the option period. The number of options on issue at 30 June is as follows:

Number of options (in 000's)					
Balance at the beginning of the year		802	1,278	802	1,278
Cancelled during the year		(596)	(476)	(596)	(476)
Balance at end of year		206	802	206	802
Maturity profile					
Expiry date	Exercise price				
30 June 2005	$0.55	40	150	40	150
30 June 2006	$0.55	166	652	166	652
Balance at end of year		206	802	206	802

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

Repurchase of shares

During the year ending 30 June 2004 the company did not repurchase any shares (2003: 327,607 at an average price of $0.525). During the same period the Company cancelled 311,607 (2003: 678,470) shares. Following cancellation, at 30 June 2004 the number of ordinary shares comprise:

	2004	2003
Shares issued to the shareholders	**155,703,305**	151,317,467
Shares held as treasury stock	-	311,607
Total	**155,703,305**	151,629,074

All ordinary shares rank equally with one vote attached to each ordinary share with the exception of shares held as treasury stock for which rights and obligations are suspended until reissue.

Note 4. CONVERTIBLE REDEEMABLE PREFERENCE SHARES

	GROUP		COMPANY	
IN NZ $000'S	**2004**	**2003**	**2004**	**2003**
Balance at the beginning of the year	**1,293**	1,070	**1,293**	1,070
Redeemed during the year	**(593)**	-	**(593)**	-
Issue of shares during the year at $0.77 per share	-	223	-	223
Balance at end of year	**700**	1,293	**700**	1,293

In November 2001 shareholders approved an issue of up to 2,000,000 convertible redeemable preference shares (CRPS) at $0.77 per share to employees and the Chairman of the company. During the year Nil (2003: 290,000) CRPSs were issued and 770,000 CRPSs (2003: Nil) were redeemed. In accordance with shareholder approvals, the company provided the participants with interest free loans equivalent to the subscription price of the shares. A preference dividend of $0.11 per CRPS will be paid annually and this dividend less tax must be applied by the participants in repayment of the company loan. CRPSs rank ahead of ordinary shares in the company on a liquidation of the company for an amount equal to their subscription price. Each CRPS can be converted into one ordinary share at any time prior to 9 November 2011 at the option of the participant. A participant must elect between converting or redeeming his or her CRPSs for cash should he or she leave the company. Preference dividend paid during the year was $184,800 (2003: $184,800) and is included in the interest expense.

Note 5. CONVERTIBLE NOTES

	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
17,519,314 $1.00 notes (2003: 19,225,715)	**17,519**	19,226	**17,519**	19,226
Interest accrued at 7.18%	**7,759**	6,656	**7,759**	6,656
Convertible value of notes on issue	**25,278**	25,882	**25,278**	25,882
Issue costs - net of amortisation	-	(918)	-	(918)
Issue costs - written off	-	918	-	918
	25,278	25,882	**25,278**	25,882

Holders of 1,706,401 (2003: 2,731,768) convertible notes exercised their option to convert the notes into shares. Refer note 3 on equity.

The Ten Year Zero Coupon Convertible Notes accrue interest at the rate of 7.18% per annum and are secured by a second ranking floating charge over the assets of the company and its charging subsidiaries (Charging Group). Each convertible note is redeemable in cash after 10 years (19 March 2009) for $2.00 each. Noteholders can elect to convert the notes (principal plus accrued interest less any withholding taxes) into shares at any time prior to redemption at a fixed conversion price of $0.55. Noteholders may reimburse the company for withholding taxes, enabling the noteholders to obtain full conversion. The company has the right to give twenty days notice of early redemption at any time, if after 19 March 2002 the share price is above $1.10.

The notes are constituted under a trust deed dated 2 February 1999. Incorporated in this trust deed are a number of covenants including the following summarised covenants:

a) The Charging Group will not allow total secured liabilities (which includes the convertible notes, but based on a sliding scale if the ordinary share price is greater than $0.55) to exceed 60% of freehold land plus 40% of forestry assets.

b) The Charging Group will not allow its secured liabilities falling due for payment within 12, 24 and 36 months to exceed the value of its forest trees which are, respectively, at least 25, 24 and 23 years of age.

The notes do not carry voting rights at the shareholder meetings.

	GROUP		COMPANY	
IN NZ $000'S	**2004**	**2003**	**2004**	**2003**
Note 6. BORROWINGS				
Bank	**35,960**	37,060	**34,400**	35,500
Other	**17,048**	17,138	**17,048**	17,138
	53,008	54,198	**51,448**	52,638
The term borrowings are repayable as follows:				
Less than one year	**1,250**	-	**1,250**	-
Between one and two years	**2,500**	1,250	**2,500**	1,250
Between two and five years	**32,847**	36,153	**31,287**	34,450
Between five and ten years	**16,411**	16,795	**16,411**	16,938
	53,008	54,198	**51,448**	52,638

Bank Borrowings

As at 30 June 2004, the total loan facilities available to the Group from Westpac Banking Corporation are $42 million (2003: $42 million). The first repayment of $1.25 million is due in January 2005. Total repayments due between 2 to 5 years amount to $32.21 million (2003: $35.81 million). The loan matures on 31 July 2007. The bank borrowings are secured by way of a debenture trust deed over the assets of the Group. Pursuant to the loan agreements, the Group has given undertakings as to the nature and conduct of its business. The principal undertakings are to ensure that the ratio of earnings (EBITDA) to bank interest will not be less than 1.5 times and that total secured liabilities do not exceed 40% of the independent forest and land value.

The interest rate for these borrowings is not fixed but the company has various interest rate swaps for $24.00 million (2003: $37.06 million) at an average rate of 6.37% (2003: 6.24%) for the next year (refer note 15 on financial instruments for further details).

Other Borrowings

In February 2003, the Company obtained a loan of US$10 million from John Hancock Insurance Company. This loan has a 10 year term and is unhedged. At the date of borrowing, the loan was converted into NZ$18.46 million. During the year NZ$1.14 million (2003: Nil) of interest was added to the loan and an unrealised net foreign exchange gain of NZ$1.23 million (2003: NZ$1.32 million) is included in the net surplus before taxation. The loan was NZ$17.05 million at balance date (2003: NZ$17.14 million). The 10 year fixed interest rate is 6.88% on which an Approved Issuer Levy of 2% is payable, resulting in an effective interest rate of 7.02%. The company has the ability to convert interest payable into the loan until 2006. Repayments of US$0.2 million are due annually from January 2008 with the balance repayable on 27 February 2013. The company has a prepayment option but such payment will attract penalties which vary depending on the term remaining on the debt and any movement in interest rates. As part of the covenants the value of each age class within each forest securing the debt has been agreed in advance in US$ per hectare values. The loan to forest value ratio commenced in 2003 at 45% and reduces progressively to 34% by 2012.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Note 7. PAYABLES AND ACCRUALS				
Trade payables	**1,742**	2,592	**1,328**	2,049
Other accruals	**3,063**	2,216	**2,321**	1,761
Employee benefits	**192**	496	**189**	493
	4,997	5,304	**3,838**	4,303
Note 8. LAND AND FORESTS				
Freehold land				
At cost	**26,894**	27,400	**24,178**	24,193
Roading and land improvements				
At cost	**4,989**	5,180	**4,797**	5,165
Accumulated depreciation	**(2,095)**	(1,940)	**(1,936)**	(1,937)
	2,894	3,240	**2,861**	3,228

Based on the most recent government valuations, the value of land and improvements is $27 million (2003: $26 million). Valuation dates range from 1 September 2001 to 1 September 2003.

Roading depreciation for the group and the parent company for the year is $240,000 (2003: $223,000) and $230,000 (2003: 223,000) respectively.

	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Forests				
At beginning of year	**141,900**	161,277	**46,946**	67,922
Development costs capitalised during the year*	**-**	2,847	**-**	2,392
Interest costs capitalised during the year*	**-**	5,635	**-**	4,448
Forests acquired/(sold) during the year	**(4,391)**	-	**-**	(31,233)
Amortisation	**-**	(72)	**-**	(72)
Write-up (down) of forests *(refer note 17)*	**(17,298)**	(27,787)	**(3,618)**	3,489
At end of year - at valuation	**120,211**	141,900	**43,328**	46,946
Forests - Non Current	**119,652**	141,900	**43,328**	46,946
Forests - Current, contracted stumpage sales	**559**	-	**-**	-
	120,211	141,900	**43,328**	46,946

The Group's forests were independently valued at 30 June 2004 by JP Management Consulting (Asia-Pacific) Ltd (Jaakko Pöyry Consulting) at $120.2 million (2003: $141.9 million). Jaakko Pöyry Consulting has described its process as follows: "The net present value, or 'expectation value' approach was used whereby projected future net cash flows, based on its assessment of current and projected future log prices, were discounted at the rate of 10% (2003: 9%) applied to pre-tax cash flows to provide a current market value of the collective forest and land resources. An estimate of the land value was then subtracted to provide a value of the tree crop. The following process was adopted in the valuation methodology: (a) A stand-based approach was employed whereby stands are scheduled to be harvested at or near their optimum economic rotation age. (b) The cash flows are those arising from the current rotation of trees only. No account was taken of revenues or costs from re-establishment following harvest, or of land not yet planted. (c) The cash flows do not take into account income taxation, although this is recognised in the implied discount rate. (d) The cash flows have been prepared in real terms and have not therefore included inflationary effects. (e) The process of projecting log prices has been consistent with that employed in previous valuations that have been prepared for the Group. Prevailing prices have been applied in the first period of modelled cash flows. A progressive movement in prices is then assumed over the course of the next five years. This results in the prices migrating to a level that in the opinion of Jakko Pöyry Consulting represents the long term trend position that a hypothetical buyer of the resource would envisage".

Forest fire and wind damage insurance is carried for all forests for a maximum amount of $20 million and $2.5 million respectively.

* In 2004 development costs of $1.9 million and interest costs of $4.9 million relating to development forests was expensed in accordance with NZIAS 41.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Note 9. FIXED ASSETS				
Buildings				
At cost	189	301	189	301
Accumulated depreciation	(111)	(155)	(111)	(155)
	78	146	78	146
Plant and machinery				
At cost	2,273	2,314	211	260
Accumulated depreciation	(432)	(247)	(126)	(108)
	1,841	2,067	85	152
Office equipment				
At cost	256	255	256	255
Accumulated depreciation	(209)	(178)	(209)	(178)
	47	77	47	77
Total fixed assets	1,966	2,290	210	375

Group depreciation for the year is represented by: buildings $14,000 (2003: $23,000), plant and machinery $200,000 (2003: $160,000) and office equipment $42,000 (2003: $48,000). Parent company depreciation is represented by: buildings $14,000 (2003: $23,000), plant and machinery $37,000 (2003: $40,000) and office equipment $42,000 (2003: $48,000).

Note 10. INVESTMENTS

	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Nuhaka Farm Forestry Fund	2,010	3,783	2,010	3,783
(market value at 30 June 2004: $2,047,000 (2003: $2,941,000))				
Investment in subsidiaries	-	-	18,018	18,018
Other investments	19	19	-	-
	2,029	3,802	20,028	21,801

The Nuhaka Forestry Fund is a Group Investment Fund listed on the New Zealand Stock Exchange. The company's holding at 30 June 2004 was 426,388 units (2003: 525,143). During the year the company sold 98,755 units at a loss of $116,000 and the value of this investment has been written down by $836,000 (2003: $1,086,000) to reflect the Fund's reported net asset backing as at 31 March 2004. This net asset backing is adjusted for dividends subsequently paid in June 2004. Investments have been credited by the distribution received during the year, $326,000 (2003: $1,082,000).

Group subsidiaries Ownership	**Principal activities**	**Ownership** 2004	2003
Evergreen Forests Marketing Limited	Forest ownership and marketing	100%	100%
Rawanui Farm Limited	Forest ownership	100%	100%
Forestry New Zealand Limited	Log procurement and marketing	100%	100%
Evergreen Forests (Otau) Limited	Forest ownership	100%	100%
Evergreen Forests (West Coast) Limited	Forest ownership	100%	100%

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Note 11. ADVANCES				
Executives - 2003	179	201	179	201
Executives - 2002	382	963	382	963
Executives - 2001	234	670	234	670
Executives - 1999	36	282	36	282
External advances - secured	680	-	680	-
	1,511	2,116	1,511	2,116

Advances to executives in 2002 & 2003 are secured by way of a mortgage against the convertible redeemable preference shares. During the year a dividend of $124,000 (net of resident withholding tax) was utilised to repay these advances and a further $5,000 was repaid by the executives. 770,000 CRPSs were redeemed by employees during the year and the proceeds were utilised to repay their advances. Refer note 4 for details of issue of convertible redeemable preference shares.

In 2001, the company provided loans to executives to purchase convertible notes. The loans are secured by way of a mortgage against the notes and interest accrues at 7.18% per annum. The loans are repayable in full if the executives cease to be employed and in any event no later than 5 years after the date of the advance. Downside protection is provided to the executives, as the Company will compensate the executives at the time the loans are repaid in the event that the value of the notes acquired with the loans is less than the amount outstanding under the loans.

In 1999, the Company provided loans to executives enabling them to take up their entitlement to convertible notes under the executive share option plan. The loans are secured by way of a mortgage against the notes, and the interest rate is set annually at a market rate equivalent to the company's cost of debt. The annual interest rate set at 19 March 2004 was 6.49% (2003: 6.50%). Loans are repayable in full if the executives cease to be employed by the company.

Note 12. RECEIVABLES, PREPAYMENTS AND INVENTORIES

	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Trade receivables	4,183	3,512	80	7
Receivables in respect of sale of land and forests	4,900	-	-	-
Other receivables and prepayments	1,052	777	407	458
Inventories	549	542	-	-
Contracted stumpage sales	559	-	-	-
Intercompany advances	-	-	88,799	92,423
	11,243	4,831	89,286	92,888

Inventories include wharf stocks.

Note 13. RELATED PARTIES

Refer note 11 for advances to/from related parties and refer note 4 for advances to other related parties.

There have been no other significant related party transactions during the year. No related party debts have been written off or forgiven during the year.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Note 14. OPERATING CASH FLOW RECONCILIATION				
Surplus/(deficit) after taxation	(12,026)	(36,484)	(5,543)	(4,419)
Adjusted for non cash items:				
Depreciation	519	454	340	334
Write-down of Nuhaka investment	952	1,086	952	1,086
Write-down/(up) of Forests	17,298	27,787	3,618	(3,489)
Unrealised foreign exchange gain on borrowings	(1,234)	(1,317)	(1,234)	(1,317)
Write-off of convertible notes issue costs	-	918	-	918
Amortisation	38	72	-	72
Interest	2,876	-	2,877	-
Surplus on disposal of assets	(220)	41	(39)	41
Loss/(profit) on sale of forestry rights to subsidiary	-	-	-	(6,526)
Deferred tax movement	(6,498)	15,084	(3,104)	12,625
Non current advances reclassified into current	-	180	-	-
Adjusted for movements in working capital:				
Payables and accruals	(307)	1,161	(465)	690
Receivables, prepayments and inventories	(925)	(769)	(22)	230
Net cash flows from operating activities	473	8,213	(2,620)	245

Note 15. FINANCIAL INSTRUMENTS

Exposure to currency, interest rate and credit risk arises in the normal course of the company's business. Off-balance sheet instruments are available to be used as a means of reducing exposure to fluctuations in interest rates and foreign currency. While these financial instruments are subject to the risk of market rates changing subsequent to acquisition, such changes would generally be offset by opposite effects on the items hedged.

a] Foreign currency risk

The Group incurs foreign currency risk as a result of the export of logs. Where exposures are certain it is the Group's policy to hedge these transactions as they arise. For those exposures less certain in their timing and extent, such as future sales, it is the Group's normal policy to cover a minimum of three months of anticipated exposures and a maximum of 100% anticipated exposures for twelve months, 50% for twenty-four months and 25% for thirty-six months forward. The Group also has exchange risk in relation to a US$ loan.

The Group uses foreign currency forward exchange contracts and options to manage certain exposures.

Unrecognised balances

The foreign currency forward exchange contracts outstanding at the balance date are:

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Foreign currency forward exchange contracts:				
Twelve months	10,511	17,867	10,440	17,317
Twelve to twenty-four months	5,396	7,810	5,396	7,810
Twenty-four to thirty-six months	988	3,836	988	3,836
	16,895	29,513	16,824	28,963

b] Interest rate risk

The Group uses interest rate swaps and options to manage its interest rate risk for its floating interest rate borrowings. The effective interest rate on term borrowings during the year was 6.51% (2003: 6.96%).

At balance date, the Group held interest rate swaps of $24.0 million (2003: $37.1 million) giving an effective interest rate for the next year of 6.37% (2003: 6.24%). The rest of the bank debt is on floating interest rate.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

IN NZ $000'S	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Interest rate swap for one year @ 6.01%	-	13,060	-	11,500
Interest rate swap for two years @ 6.29%	12,000	-	12,000	-
Interest rate swap for three years @ 6.29%	-	12,000	-	12,000
Interest rate swap for four years @ 6.45%	12,000	-	12,000	-
Interest rate swap for five years @ 6.45%	-	12,000	-	12,000
	24,000	37,060	24,000	35,500

c] **Credit risk**

The Group incurs credit risk from transactions with trade receivables and financial institutions in the normal course of its business.

The Group has 73% (2003: 70%) of trade receivables at 30 June 2004 owing from three customers. Payments received up to 31 July 2004 in the normal course of business from these customers amounted to approximately 43% (2003: 71%) of the outstanding balance. 48% of the outstanding balance as at 30 June 2004 owed from these customers is fully secured. There are no other significant concentrations of credit risk in relation to trade receivables.

The counterparties used for banking and finance activities are financial institutions with high credit ratings.

The maximum exposure to credit risk is represented by the carrying value of each financial asset in the statement of financial position.

d] **Fair values**

The carrying amount is considered to be the fair value of each class of the following financial instruments: cash and short term deposits, receivables, advances, borrowings and payables. The interest rate swaps have a fair value gain of $726,000 (2003: Loss of $99,000). Unexercised forward foreign exchange contracts would have had a fair value gain of $2.7 million (2003: $2.9 million) as at balance date.

Note 16. LEASE COMMITMENTS

	GROUP 2004	GROUP 2003	COMPANY 2004	COMPANY 2003
Not later than one year*	144	146	78	80
Later than one, but not later than two years*	135	80	68	80
Later than two but not later than five years*	34	120	34	120
	313	346	180	280
Commitments under forestry rights arrangements - per annum	50	50	50	50

* In respect of these commitments, there is a lease receivable of $68,000 for each of the years 2005 and 2006 and $34,000 for 2007 for the Group as well as the Company.

Note 17. REVALUATION OF FORESTS - REVENUE/(EXPENSE)

	GROUP 2004	GROUP 2003
Growth, replanting and yield adjustments	18,082	-
Harvesting	(10,687)	-
Price assumptions	(8,473)	-
Change in discount rate	(16,220)	-
Write-down of forests	-	(27,787)
	(17,298)	(27,787)

Also refer note 8 on land and forests.

Note 18. OTHER MATTERS

The company operates only in the forestry industry and all operations are carried out within New Zealand.

No significant capital commitments or contingencies exist at balance date.

Note 19. SUBSEQUENT EVENTS

Total available loan facilities from the bank were reduced to $37 million with effect from 1 July 2004.

SHAREHOLDER INFORMATION

	AS AT 30 JUNE 2004		AS AT 30 JUNE 2003	
	Beneficially held	Held by associated persons	Beneficially held	Held by associated persons
DIRECTORS' SHAREHOLDING				
Ordinary Shares				
PD Wilson	77,000	1,500	77,000	1,500
DM Campbell	1,763,800	260,000	1,763,800	260,000
PL Fowler	-	-	-	-
RA Kriscunas	-	-	-	-
Convertible Notes				
PD Wilson	90,000	-	90,000	-
DM Campbell	1,226,118	242,176	621,318	242,176
PL Fowler	-	-	-	-
RA Kriscunas	-	-	-	-

SUBSTANTIAL SECURITY HOLDERS

The following information is given pursuant to section 26 of the Securities Amendment Act 1988.

The following were registered by the Company as at 27 August 2004 as Substantial Security Holders, having declared their relevant interest in voting securities in terms of Section 25 of the Securities Amendment Act 1988:

NAME	VOTING SECURITIES NUMBER	%
Xylem Fund I, L.P.	63,276,236	36.53%
Cynthia Douglas } James E Douglas & Jean A Douglas } Kevin Douglas & Michelle Douglas } James Douglas III }	17,462,834	10.08%
Arnhold & S Bleichroeder, Inc.	13,004,293	7.51%
DIP - Danske civil-og akademiingeniorere Pensionskasse (The Danish Pension Fund for Engineers)	14,255,541	8.23%
Laerernes Pension A/S (Teachers Pension and Life)	14,255,541	8.23%
Hambrecht & Quist Guaranty Finance, LLC	8,674,739	5.01%
Fully paid ordinary shares on issue	**155,703,305**	
Convertible Notes on issue	**17,519,314**	
Total Voting Securities (as defined by the Securities Ammendment Act 1988)	**173,222,619**	

STATUTORY INFORMATION for the year ended 30 June 2004

DIRECTORS' INTERESTS

The following Directors have declared that they are to be regarded as having an interest in any contract that may be made with the entities listed below by virtue of their membership or directorship of those entities:

Director	Entity
P D Wilson	Port of Napier Limited, Chairman. Global Equities Market Securities, Chairman. The Colonial Motor Company Limited, Director. Westpac (NZ) Investments Limited, Director. Westpac Banking Corporation, Director. Urbus Properties Limited, Director. Hill County Corporation Limited, Director.
D M Campbell	Guaranty Finance Management, LLC, Chief Executive (which acts as manager of Hambrecht & Quist Guaranty Finance, LLC). New Zealand Investment Trust, Chairman. Moneda Chile Fund, Director. Miller & Paine, Director.
P L Fowler	Director of numerous subsidiaries of Zinifex Ltd and Geo Smart Limited. Partner in Puriri Hills Management Limited, a family business.
R A Kriscunas	Director of World Timberfund Inc, which is a partner in a joint venture between Global Forest Partners and Weyerhaeuser Forests International.

DISCLOSURE OF INTERESTS BY DIRECTORS

Since the date of the last report, there have been no transactions disclosed in which a Director has an interest (as that term is defined in section 139 of the Companies Act 1993).

SECURITY DEALINGS BY DIRECTORS

The following dealings by Directors in securities of the Company were disclosed to the Board:

DIRECTOR	Number acquired/(disposed)	Class	Consideration	Date
D M CAMPBELL	4,800	Convertible Notes	$6,048	1/7/2003
D M CAMPBELL	600,000	Convertible Notes	US$391,080	7/10/2003

STATUTORY INFORMATION for the year ended 30 June 2004

DIRECTORS' REMUNERATION

Directors' remuneration paid in the year ended 30 June 2004 was as follows:

Directors' fees (In NZ $):

P D Wilson	35,000
D M Campbell	17,500
W J Falconer	13,892
P L Fowler	15,027
R A Kriscunas	15,027
J K McLay	13,892
Total	110,338

Special remuneration:*

P D Wilson	51,392

* During the year remuneration was paid for management services provided in a personal capacity by P D Wilson. These services were provided at normal commercial rates. Directors are reimbursed all travelling, accommodation and other expenses properly incurred by them in connection with the business of the Company.

DIRECTORS' INDEMNITY AND INSURANCE

In accordance with the Company's constitution, the Company may grant indemnities and effect insurance for Directors and employees to the extent permitted by the Companies Act 1993. The Company has granted indemnities to Directors in respect of costs and liabilities arising from acts or omissions in their capacity as Directors, and has effected Directors' and Officers' liability insurance to cover risks normally covered by such policies arising out of acts and omissions of Directors and Officers in their capacity as such.

OPTIONS

During the year the Company cancelled 596,000 ordinary share options pursuant to the Company's executive share option scheme.

INFORMATION USED BY DIRECTORS

During the year the Board received no notices from Directors of the Company requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

EXECUTIVE EMPLOYEES' REMUNERATION

During the year, the number of employees or former employees of the Company who received remuneration and other benefits in their capacity as employees, the value of which was or exceeded $100,000 per annum, was as follows:

Remuneration (including share ownership benefits)	No. of Employees
$120,000 - $130,000	1
$140,000 - $150,000	1
$150,000 - $160,000	1
$240,000 - $250,000	1
$260,000 - $270,000	1
$630,000 - $640,000	1

3 of the above employees no longer work with the Company and of these 2 had remuneration packages which included a severance component.

AUDITORS' REMUNERATION

During the year the following amounts were payable to the auditors of the Company:

IN NZ $000'S	2004	2003
Audit	39	39
Other services	1	1

DONATIONS

During the year the Company donated $1,000 to the Westpac Rescue Helicopter.

CORPORATE GOVERNANCE STATEMENT

This statement gives readers an overview of the Company's main corporate governance practices.

ROLE OF THE BOARD OF DIRECTORS

The Directors are responsible for the proper direction and control of the Company's activities. This responsibility includes such areas of stewardship as the identification and control of the Company's business risks, the integrity of management information systems and reporting to shareholders.

BOARD COMMITTEES

The Board has a formally constituted Audit Committee and Remuneration Committee.

The role of the **Audit Committee** is to review the Company's financial statements and announcements, to liaise with the external auditors on behalf of the Board of Directors and to review the Company's accounting policies, internal controls and related matters.

The role of the **Remuneration Committee** is to review remuneration structures for the Company's senior executives.

LEGISLATIVE COMPLIANCE

The Board has policies in place requiring the quarterly reporting of legislative compliance. This includes compliance with securities, environmental, resource management and human resources related legislation.

MEETING ATTENDANCE

During the year there have been seven Board meetings, two Audit Committee meetings and two Remuneration Committee meetings. The table of attendance for these meetings is shown below:

	BOARD MEETINGS		AUDIT COMMITTEE		REMUNERATION COMMITTEE	
	POSSIBLE	ATTENDED	POSSIBLE	ATTENDED	POSSIBLE	ATTENDED
P D Wilson	7	7	2	2	-	-
D M Campbell	7	7	-	-	2	2
W J Falconer	5	5	2	2	2	2
P L Fowler	7	7	-	-	-	-
R A Kriscunas	7	7	-	-	-	-
J K McLay	5	5	2	2	2	2

DISCLOSURE POLICY

OBJECTIVES

Evergreen aims to provide the information investors need to make informed decisions.

INFORMATION DISSEMINATION

To that end, we release, widely and promptly, any information that can reasonably be expected to affect the market value of Evergreen's stock, or investors' attitudes to it. This is accomplished initially through release to the New Zealand Stock Exchange, followed by news release and annual and half-yearly reports, then through meetings with shareholders, convertible noteholders, investment analysts and news media. We also answer reasonable questions of a non-material nature from these groups within the limits of confidentiality. When we do answer such queries, we do not feel obliged to pass on the information to others who have not specifically asked for it.

CONTACTS FOR INFORMATION

The Chairman is authorised to speak directly with investors, investment analysts and reporters.

PROJECTIONS

We do not usually make earnings forecasts, but we make projections when something happens that seems likely to materially affect results previously expected. We will update these projections as needed in the affected period. We will not normally comment on the estimates of others, but we may comment on the assumptions they have used if these assumptions differ markedly from our own.

MAILING LIST & RECEIVING NEWS RELEASES BY EMAIL

If you wish to be added to the mailing list for annual and half-yearly reports and other items sent to all shareholders and convertible noteholders, contact the corporate office at the address listed in the corporate directory. If you wish to be added to the mailing list for distribution of news releases, please email us at **info@evergreen.co.nz.**

FINANCIAL TIMETABLE

Please refer to the corporate directory on the inside back cover of this annual report.

HOLDER INFORMATION – TOP 20 SHAREHOLDERS as at 27 August 2004

Shareholder	Shares	Percentage
WESTPAC BANKING CORPORATION - Client Assets No 2 - A/C NZCSD	63,276,236	40.64%
NATIONAL NOMINEES NEW ZEALAND LIMITED - A/C NZCSD	24,123,575	15.49%
ANZ NOMINEES LIMITED - A/C NZCSD	17,178,541	11.03%
CITIBANK NOMINEES (NEW ZEALAND) LIMITED - A/C NZCSD	10,374,534	6.66%
FORBAR CUSTODIANS LIMITED	8,807,451	5.66%
HENDRY NOMINEES LIMITED	4,324,870	2.78%
WESTPAC NOMINEES (NZ) LIMITED - A/C NZCSD	2,912,750	1.87%
ACCIDENT COMPENSATION CORPORATION	2,000,000	1.28%
DONALD MILLER CAMPBELL	1,198,800	0.77%
STERLING NOMINEES LIMITED	1,157,666	0.74%
JOHANNES LA GROUW (JNR)	1,030,029	0.66%
DANIELL CASE 111	787,496	0.51%
PAKIHI INVESTMENTS LIMITED	700,000	0.45%
DANIEL H CASE	512,504	0.33%
PETER MILLIKEN	435,354	0.28%
DAVID WALTER ILES	386,470	0.25%
CHIU-HING CHAN	350,000	0.23%
MING CHOW & FOOK KOM WONG	309,692	0.20%
WAI CHUN SO	300,000	0.19%
SELWYN WALTER SKUDDER	280,300	0.18%
	140,446,268	90.20%
TOTAL ON ISSUE	155,703,305	
TOTAL SHAREHOLDERS	1,734	

HOLDER INFORMATION – SPREAD OF SHAREHOLDING BY SIZE as at 27 August 2004

Shareholding Size	Holder Count	% of Shares
1 to 999	133	0.04%
1,000 to 4,999	746	1.10%
5,000 to 9,999	360	1.36%
10,000 to 49,999	426	4.50%
50,000 to 99,999	32	1.30%
100,000 to 499,999	23	2.82%
500,000 to 999,999	3	1.28%
1,000,000 to 999,999,999,999	11	87.60%

HOLDER INFORMATION – TOP 20 NOTEHOLDERS as at 27 August 2004

Noteholders Holding	Total	Percentage
NATIONAL NOMINEES NEW ZEALAND LIMITED	6,944,624	39.63%
HAMBRECHT & QUIST GUARANTY FINANCE	5,101,504	29.11%
HENDRY NOMINEES LIMITED	1,126,261	6.42%
WESTPAC NOMINEES (NZ) LIMITED	1,095,604	6.25%
MARK STAFFORD BOGLE	572,568	3.26%
DELAWARE CHARTER GUARANTY & TRUST	375,000	2.14%
DONALD MILLER CAMPBELL	339,800	1.93%
DAVID EDWARD SAYER	225,967	1.28%
JANE ANNE HORTON	169,000	0.96%
PETER DAVID WILSON	90,000	0.51%
NEW ZEALAND METHODIST TRUST ASSOCIATION	60,000	0.34%
PORTFOLIO CUSTODIAN LIMITED	50,000	0.28%
CRAIG JOHN THOMPSON	50,000	0.28%
BARRY GLEN HERBISON	43,419	0.24%
CHRISTOPHER TONY HATTON	38,334	0.21%
DANIEL H CASE	37,398	0.21%
FORBAR CUSTODIANS LIMITED	36,334	0.20%
DONALD THOMAS BRASH	35,000	0.19%
ANDREWS FAMILY NOMINEES LIMITED	28,500	0.16%
GREGORY KENNETH PARKER & MICHAEL PETER WILLIAM STYLES & CHRISTINE MARGARET STYLES & COLIN BRINKWORTH	25,000	0.14%
	16,444,313	
TOTAL ON ISSUE	17,519,314	
TOTAL NOTEHOLDERS	461	

HOLDER INFORMATION – SPREAD OF NOTEHOLDING BY SIZE as at 27 August 2004

Shareholding Size	Holder Count	% of Notes
1 to 999	205	0.63%
1,000 to 4,999	180	1.86%
5,000 to 9,999	20	0.70%
10,000 to 49,999	43	4.34%
50,000 to 99,999	4	1.43%
100,000 to 499,999	4	6.33%
500,000 to 999,999	1	3.27%
1,000,000 to 999,999,999,999	4	81.44%

BOARD OF DIRECTORS

PETER D. WILSON

Aged 63, has been the Chairman of the Company since 1993.

Mr. Wilson is a business consultant based in Wellington and undertakes a range of directorships and business advisory activities. He is currently the Chairman of the Port of Napier Limited and of Global Equities Market Securities, and is a Director of The Colonial Motor Company Limited, Urbus Properties Limited, Hill County Corporation Limited, Westpac (NZ) Investments Limited and Westpac Banking Corporation. Mr. Wilson is a member of the Institute of Chartered Accountants and the Institute of Directors.

DONALD M. CAMPBELL

Aged 65, has been a Director of the Company since 1999.

Mr. Campbell is a consultant in business finance. He serves as the Chief Executive Officer of Guaranty Finance Management, LLC, which serves as manager of Hambrecht & Quist Guaranty Finance, LLC, an affiliate of JP Morgan Chase & Co. Hambrecht & Quist Guaranty Finance provides asset-based financing for emerging technology companies, and maintains a portfolio of marketable securities to underwrite its activities and guarantees. Mr. Campbell has extensive experience in corporate finance. Within technology companies he has been a financial analyst and a financial planner, and has served as Treasurer and Chief Financial Officer of two public companies. He has been a founder and principal of five financial companies, including Hambrecht & Quist Guaranty Finance which was founded in 1983. He is the Managing General Partner of a partnership which owns and operates timberland in California. Mr. Campbell is Chairman of The New Zealand Investment Trust, an investment company listed on the London and New Zealand Stock Exchanges, a Director of the Moneda Chile Fund, an investment company listed on the Irish Stock Exchange, and Manager of the H&Q Argentina 10/10 Fund, a joint venture investing in smaller companies listed on the Buenos Aires Stock Exchange. He is a Director and Executive of Miller & Paine, a manager of commercial real estate in Nebraska, USA. Mr. Campbell has obtained a BSc (Highest Distinction) from Nebraska University and an MBA from Stanford University.

PAUL L. FOWLER

Aged 56, was appointed a Director in August 2003.

Mr Fowler has had senior roles in a number of publicly listed companies in the United States, the UK, New Zealand and Australia. These include Chief Executive Officer of Fletcher Challenge Forests and Chief Executive of Forest Resources at Carter Holt Harvey. He is currently Chief Operating Officer of Zinifex Limited, an Australian minerals company which is one of the world's largest zinc and lead producers. Mr Fowler is also a Director of GeoSmart Limited, a high technology company in New Zealand. He obtained a BSc (Marine Engineering) from the US Naval Academy, Master of Engineering (Nuclear) and a MBA (Honours) both from the University of Virginia. Mr Fowler served for 9 years in the US Navy, reaching the rank of Lieutenant Commander.

ROBERT A. KRISCUNAS

Aged 54, was appointed a Director in August 2003.

Mr. Kriscunas is currently an attorney in private practice in Dallas, Texas. He is a former business counsel for International Paper, serving as General Counsel to IP's Forest Resources Group from 1985-2002, and is the former General Counsel for IP Timberlands, Ltd – a US publicly traded timberlands partnership (1985-1997). Mr. Kriscunas has extensive experience in a number of sectors, including forestry and wood products law, environmental and endangered species matters, and natural resources management. Mr. Kriscunas obtained a JD from Indiana University (1977), and a BA from DePauw University (1972).

CORPORATE DIRECTORY as at 27 September 2004

DIRECTORS

eter D. Wilson, CA, Chairman
esident: Wellington, New Zealand

onald M. Campbell, BSc (Highest Distinction)
(Nebraska), MBA (Stanford)
esident: San Francisco, California, USA

aul L. Fowler, MBA, ME, BSc
esident: Clevedon, New Zealand

obert A. Kriscunas, PLLC
esident: Dallas, Texas, USA

MANAGEMENT

avid E. Sayer, BSc(For), MNZIF
eneral Manager

Singh, BCom, CA
hief Financial Officer

FINANCIAL TIMETABLE

e following is Evergreen's timetable for the
cheduled release of information:

nnual result announcement	Fourth week in August
nnual report distributed	Last week in September
nnual general meeting	Last week in October
alf year result announced	Last week in February
alf year report distributed	Last week in March

DIRECTORY

Registered Office
14 Burleigh Street, Grafton
Auckland, New Zealand
(as of 1 October 2004)

Postal Address and Investor Enquiries
Private Bag 106 604
Downtown, Auckland
ew Zealand
Tel 64-9-307 3240
ax 64-9-307 3247
Email info@evergreen.co.nz

Internet Address
This and previous annual and half year reports can
be accessed on the website: www.evergreen.co.nz

Share Registrar
Computershare Registry Services Limited
Private Bag 92 119, Auckland 1020, New Zealand
Tel 64-9-488 8700 Fax 64-9-488 8787

Auditors
PricewaterhouseCoopers, Auckland

ADR Depositary Bank
Bankers Trust Company
4 Albany Street
ew York, New York 10006
el 1-212-250 8500 Fax 1-212-250 5644

Bankers
estpac Banking Corporation

Solicitors
ensington Swan
ussell McVeagh

Trustee
erpetual Trust Limited

istings
e Ordinary Shares and Convertible Notes are traded
n the New Zealand Stock Exchange ("NZX"). The
merican Depositary Receipts (ADRs) are traded on the
"Pink Sheets" in the United States of America
0 Ordinary Shares comprise one ADR).

Codes

	NZ	USA
rdinary Shares	EVF	-
onvertible Notes	EVFGA	-
ADRs	-	EVFSY

Designed and produced by BRAVE NEW WORLD®



EVERGREEN
FORESTS
LIMITED

www.evergreen.co.nz